UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2015

Commission File Number 001-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 4951033 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

At the Special Meeting of Shareholders of Teva Pharmaceutical Industries Limited, which was held on November 5, 2015, the proposal to approve the creation of a new class of 5,000,000 Mandatory Convertible Preferred Shares, nominal (par) value NIS 0.1 per share, and the definition of their terms, and certain related amendments to Teva’s Articles of Association and Memorandum of Association was approved by the required majority of shareholders voting in person or by proxy, by approximately 98% of shares voting, based on a preliminary tabulation.

As previously announced, Teva did not use its discretionary proxy to vote uninstructed ordinary shares represented by ADSs.

The amendment to the Memorandum of Association and the Articles of Association are attached hereto as exhibits 99.1 and 99.2 respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Date: November 5, 2015	By:	/S/ EYAL DESHEH
	Name:	Eyal Desheh
	Title:	Group Executive Vice President, Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Amendment to Memorandum of Association of Teva Pharmaceutical Industries Limited

99.2	Articles of Association of Teva Pharmaceutical Industries Limited (English translation or summary from Hebrew original, which is the official version, except as to Exhibit A thereto, the official version of which is in English)

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